September 20, 2004


Mail Stop 4-6

Mr. J. Michael Lawrie
Chief Executive Officer
Siebel Systems, Inc.
2207 Bridgepointe Parkway
San Mateo, CA 94404

Re:	Siebel Systems, Inc.
	Post-effective amendments on Forms S-3
	Filed August 24, 2004
	File Nos. 333-68041 and 333-91777

Dear Mr. Lawrie:

	This is to advise you that we have limited our review of the above registration statements to the matters addressed in the comments below. No further review of the registration statements has been or will be made.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

CONFIDENTIAL TREATMENT REQUEST
1. We are in the process of reviewing your confidential treatment request filed August 9, 2004 (Control No. 15638) and will be issuing our comments on such request, if any, shortly, under separate cover. Please note that your post-effective amendments will not be declared effective until all comments on your pending CTR have been cleared.

**	**	**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a Company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, before we exercise our discretion under Section 8(c) and declare your post-effective amendments effective, the Company should furnish a letter acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the Company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call Sara Kalin at (202) 942-2986 or Mark Shuman at (202) 942-1818. If you need further assistance, you may contact me at (202) 942-1800.

							Sincerely,



							Barbara Jacobs
							Assistant Director

CC:	Via Facsimile
	Mr. Eric C. Jensen, Esq.
	Cooley Godward LLP
	Five Palo Alto Square
	3000 El Camino Real
	Palo Alto, CA 94306-2155
	Telephone:  (650) 843-5000
	Facsimile:   (650) 857-0663

Mr. J. Michael Lawrie
September 20, 2004
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